UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:             December 31, 2020
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT INCENTIVE STOCK PURCHASE PLAN FOR CERTAIN
EMPLOYEES OF CULLEN/FROST BANKERS, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
111 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Financial Statements

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc.
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (The Plan) as of December 31, 2020 and 2019, the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2020 and 2019, and the income and changes in plan equity for the three years ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1991.
San Antonio, TX
March 25, 2021

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Statements of Financial Condition
December 31, 2020 and 2019

	2020	2019
Assets
Total assets	$—	$—
Liabilities and Plan Equity
Total liabilities	$—	$—
Plan equity	—	—
Total liabilities and plan equity	$—	$—
See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Additions to plan equity attributed to:
Employer contributions	$169,645	$163,274	$147,604
Employee contributions	169,645	163,274	147,604
Dividend and interest income	3,477	2,596	1,847
Net realized gain on sale of investments and appreciation on	55,382	21,545	—
in-kind transfers of investments to participants
Total additions	398,149	350,689	297,055
Deductions from plan equity attributed to:
Benefit distributions and payments	398,149	350,689	249,036
Net realized loss on sale of investments and depreciation on	—		48,019
in-kind transfers of investments to participants
Total deductions	398,149	350,689	297,055
Net change in plan equity	—	—	—
Plan equity at beginning of year	—	—	—
Plan equity at end of year	$—	$—	$—
See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.
Notes to Financial Statements
Note 1 - Significant Accounting Policies
Basis of Presentation. The financial statements of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (the “Plan”) are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc., and its affiliates are herein referred to collectively as “Cullen/Frost”.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost, which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on the settlement date, which generally does not materially differ from the trade date. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Administrative Expenses and Related-Party Transactions. Certain administrative functions are performed by Cullen/Frost employees; however, none of these employees receive compensation from the Plan. Cullen/Frost also directly pays for certain other administrative expenses.
Note 2 - Description of the Plan
General. The Plan is a nonqualified contributory plan. In addition to the Plan, Cullen/Frost maintains the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the “401(k) Plan”). The Plan covers certain employees who have been deemed eligible for participation. The Plan is intended to provide current compensation that is reasonably comparable to other benefits the participant would be able to receive during a relevant plan year under the 401(k) Plan if it were not for limitations imposed by certain sections of the Internal Revenue Code (the “Code”).
Contributions. For each plan year, each active participant is eligible to contribute an amount equal to 6% of their compensation in excess of the maximum annual compensation limit in effect under Code section 401(a)(17)(A) for the plan year. Further, each participant who also participates in the 401(k) Plan will be assumed to have made pre-tax deferrals equal to the Code section 402(g) limit in effect for that plan year. Cullen/Frost's administrative committee determines at such times as the Code limitations are applied under the 401(k) Plan. The Plan is not designed to provide deferred compensation and is intended to be exempt from Section 409A of the Code.
For each plan year, Cullen/Frost makes contributions equal to 100% of each participant’s after-tax contributions to the Plan for the respective plan year.
Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.
Investment Options. All contributions from both the Plan participants and Cullen/Frost are invested in Cullen/Frost common stock.
Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation/depreciation in the fair value of investments earned during the year. Assets are transferred into brokerage and checking accounts in the names of each individual participant.
Plan Termination. Although it has not expressed any present intent to do so, Cullen/Frost has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 - Investments
The Plan’s investments in common stock of Cullen/Frost appreciated in value by $55,382 and $21,545 in 2020 and 2019, respectively, and depreciated in value by $48,019 in 2018. These amounts are reported as net realized gain/(loss) on sale of investments and appreciation/(depreciation) on in-kind transfers of investments to participants in the Plan’s financial statements as the common stock is transferred at cost at the end of each plan year. A summary of net realized gain/(loss) on sale of investments and appreciation/(depreciation) on in-kind transfers of investments is as follows:

	2020	2019	2018
Aggregate proceeds	$394,634	$348,045	$247,084
Less: Aggregate cost	(339,252)	(326,500)	(295,103)
Net realized gain/(loss) on sale of investments and appreciation/(depreciation) on in-kind transfers of investments to participants	$55,382	$21,545	$(48,019)
Note 4 - Income Tax Status
The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee’s taxable income.
Note 5 - Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs  that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods were considered Level 1 investments under the fair value hierarchy as fair value is based on quoted prices in active markets.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Incentive Stock Purchase Plan for
Certain Employees of Cullen/Frost Bankers, Inc.

Date: March 25, 2021	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification